Exhibit 99.1

Medigus Announces Pricing of $1.6 Million Registered Direct

OMER, Israel, November 24, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that it has entered into definitive agreements with several institutional investors providing for the issuance of an aggregate of 810,000 American depositary shares (ADS) at a purchase price of $2.00 per ADS in a registered direct offering.

H.C. Wainwright & Co. is acting as the exclusive placement agent for this offering.

Additionally, the Company will issue to the investors unregistered warrants to purchase an aggregate of up to 405,000 ADSs. The warrants will have a term of 5.5 years, be exercisable commencing six months following the issuance date and have an exercise price of $2.25 per ADS.

The offering is expected to result in gross proceeds to Medigus of approximately $1,620,000. Medigus intends to use the net proceeds from the offering for general corporate purposes.

The closing of the sale of the securities is expected to take place on or about November 28, 2017, subject to satisfaction of customary closing conditions.

The ADSs described above were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-213280), which was declared effective by the United States Securities and Exchange Commission (the SEC) on August 31, 2016. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the offering of the ADSs may be obtained at the SEC’s website at http://www.sec.gov and may also be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, NY 10022, by emailing: placements@hcwco.com or by calling: 646-975-6995.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD, (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

Forward-Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, forward-looking statements include statements regarding the proposed offering, the successful closing of the offering and planned use of the net proceeds from the offering. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. These risks and other factors include but are not limited to market conditions, the company’s ability to satisfy all the conditions to the closing of the proposed offering, risks related to unexpected costs, liabilities or delays in the proposed offering and the occurrence of any event, change or other circumstances that could give rise to the termination of the offering. Risk factors affecting the company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):

Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il